Exhibit 99.1

Medigus: Smart Repair Pro Signed Agreement to Purchase Leading Fitness Toys Brand in its
Category on Amazon Marketplace for $4 Million

In 2020 the brand recorded revenues of $2.5 million with net profit of approximately 40%, according to the unaudited information provided to SmartRepair Pro

OMER, Israel, February 11, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that its 50.1% owned subsidiary, Smart Repair Pro, Inc., a data-driven e-commerce company operating on the Amazon Marketplace, signed an agreement to purchase assets of a leading fitness toys brand in its category on the Amazon Marketplace.

The fitness toys brand was established in August of 2019, according to unaudited sales data provided to Smart Repair Pro the revenues for 2020 totaled $2.5 million with a net profit of approximately $942,000, representing a margin of approximately 40%. Currently, the brand is sold only at Amazon Marketplace in the U.S., while Smart Repair Pro intends to expand it on Amazon Marketplace in the territories Smart Repair Pro operates in.

Smart Repair Pro agreed to pay $4 million for the purchase of the assets. The closing of the purchase agreement is subject to customary closing conditions, including an inspection of the assets. 80% of the purchase price, or $3.2 million, will be financed by Medigus as a loan to Smart Repair Pro.

To date, Smart Repair Pro and Purex Corp. own and operate 3 brands on Amazon. Smart Repair Pro recently announced the signing of the acquisition of two additional new brands. Should all purchases be completed, Smart Repair Pro and Purex Corp. will own and operate six different brands on the Amazon Marketplace.

Should all agreements be finalized, Smart Repair Pro estimates a $10 million in revenues in 2021 with approximately 40% net profit.

Utilizing its vast knowledge and unique technology, Smart Repair Pro identifies existing brands and stores on the Amazon Marketplace for acquisition, and in turn revitalizes them in terms of marketing, ratings and sales. The company operates in a number of marketplaces, including the U.S., Canada, Australia and Europe.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the Medigus uses forward looking statements when discussing the potential closing of the purchase agreement and its belief that Smart Repair Pro’s vast knowledge and unique technology allows it to purchase existing brands and stores and turn them around, in terms of marketing, ratings and sales or when Medigus discusses the expected revenue and net margin of Smart Repair Pro in 2021. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any revenues generated by Smart Repair Pro, Inc. from the potential purchase of these assets. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.